Exhibit (d)(3)(ii)

April 17, 2007

Enpath Medical, Inc.

15301 Highway 55 West

Plymouth, Minnesota 55447

Attention: James D. Hartman – Chairman

Dear Mr. Hartman:

This letter constitutes Greatbatch’s best and final proposal for the acquisition of Enpath Medical, Inc. (“Enpath” or the “Company”).

Greatbatch proposes to offer $14.25 in cash per share for 100% of the common stock of Enpath. In addition, all exercisable in-the-money Enpath stock options and warrants would be cashed out at a per share price equal to $14.25 less the strike price, net of applicable tax withholdings. All other Enpath stock options and warrants would be cancelled. The foregoing per share price is based on Enpath having approximately 6,634,000 fully diluted shares of common stock outstanding and would equate to an aggregate equity value for Enpath of approximately $94.5 million and an enterprise value of approximately $100.0 million.

By your acceptance of this proposal, you will grant Greatbatch a 14-day period of exclusivity ending at 11:59 midnight on May 1, 2007 (the “Exclusivity Period”). During the Exclusivity Period, we will negotiate a mutually acceptable definitive merger agreement and obtain necessary approvals of our respective Boards of Directors. During the Exclusivity Period, the Company agrees that it will not and that it will cause its respective officers, directors, stockholders, representatives, investment bankers, financial advisors and agents (collectively, the “Affiliated Persons”) not to: (a) solicit or enter into discussions, conversations, negotiations or agreements with any person other than Greatbatch concerning (i) the sale of all or part of the Company or all or any substantial part of its assets, (ii) the sale of any capital stock of the Company to any person other than Greatbatch, or (iii) any merger, recapitalization, reorganization, joint venture or other business combination involving the Company or (b) furnish to any other person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person to seek to do any of the foregoing. Upon acceptance of this letter, Enpath shall immediately (and shall cause its Affiliated Persons to) cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any persons conducted heretofore with respect to any of the foregoing. If during the Exclusivity Period the Company or any of its Affiliated Persons receive any offers or receive communications with respect to any transaction described above, they will promptly notify Greatbatch in writing of the details of any such offer or communication.

Upon successfully entering into the definitive agreement, Greatbatch will expect Enpath’s Board of Directors and management to publicly support the proposed transaction and the Board to unanimously recommend the transaction to its stockholders. Of course, the closing of the transaction would be subject to customary conditions, including the receipt of all necessary stockholder and governmental approvals.

As we have previously advised you, we will not need to condition the transaction on financing.

9645 Wehrle Drive / Clarence, NY 14031/ phone • 716.759.5600 / fax • 716.759.5654 / www.greatbatch.com

This letter and the proposal that Greatbatch is making are confidential. We will not make and, unless you otherwise inform us, we expect that the Company will not make, and will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose publicly the existence of discussions regarding a possible transaction between us or any of the terms, conditions, or other aspects of a possible transaction. If either of us is required by law to make any such disclosure, that party must first provide to the other the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made. We would be willing to execute any additional agreement you reasonably request to address disclosure issues.

Other than with respect to the exclusivity provisions in the third paragraph of this letter, which are binding and enforceable, this letter is non-binding and subject in all respects to execution of a definitive agreement.

We look forward to hearing from you and, if you have any questions, please contact the undersigned.

Very truly yours GREATBATCH, INC.

By:	/S/ THOMAS HOOK
Thomas Hook President and CEO

ACCEPTED AND AGREED:

Enpath Medical, Inc.

/S/ JAMES D. HARTMAN
Name: James D. Hartman Title: Chairman